XTF Advisors Trust

Emile R. Molineaux

XTF Advisors Trust

450 Wireless Blvd.

Hauppauge, NY 11788

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

October 6, 2008

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn: Michelle Roberts

RE:

XTF Advisors Trust (the “Trust”)

N-8F/A Filing (SEC Accession number 0000910472-08-000-705)

Dear Ms. Roberts:

This letter is being provided to clarify that the “Adviser” referred to in our response to question 22 (b) of Section IV of the above-referenced filing means CLS Investment Firm, LLC.

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/ Emile R. Molineaux

Emile R. Molineaux, Esq.

Secretary